SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 October, 2008
LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 14 October, 2008 re: Director/PDMR Shareholding

	Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	14th October , 2008

Dear Sirs

Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibilities

O
n
1st October
, 2008
, 75
ordinary shares of 25p each in Lloyds TSB Group plc
 were
purchased by
Equiniti ISA
Nominees Limited for
 Mr. Ewan Brown's
single company
stocks and shares
ISA

at
253.36p
 per share
.

This
 relates to a transaction not
ified to Lloyds TSB Group plc
today

by the
director and is made to comply

with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules.
The director notified the company as soon as he received the relevant details from
Equiniti ISA Nominees Limited
.
The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy
Secretary

                                                                                                                                                                                                                                                    Lloyds TSB Group plc is registered in Scotland no. 95000

Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

	Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	14th October , 2008

Dear Sirs

Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibilities

On 9th October, 2008, 56 ordinary shares of 25p each in Lloyds TSB Group plc were purchased by Lloyds Bank (PEP Nominees) Limited for Mr. Ewan Brown's corporate PEP at 235p per share. 55 shares were similarly purchased for Mrs. Brown's corporate PEP.

This relates to transactions notified to Lloyds TSB Group plc today by the director and is made to comply with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The director notified the company as soon as he received the relevant details from Lloyds Bank (PEP Nominees) Limited. The transactions took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                                                                                                                                         Lloyds TSB Group plc is registered in Scotland no. 95000

Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  14 October, 2008